

June 17, 2014

Via E-mail
Grant Isaac
Chief Financial Officer
Cameco Corporation
2121 - 11th Street West,
Saskatoon, Saskatchewan
Canada, S7M 1J3

>   **Re: Cameco Corporation**
>   **Form 40-F for the Year Ended December 31, 2013**
>   **Filed February 27, 2014**
>   **Response Dated May 28, 2014**
>   **File No. 001-14228**

Dear Mr. Isaac:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2013

Exhibit 99.2 – 2013 Consolidated Audited Financial Statements
Notes to Consolidated Financial Statements, page 9
Note 22. Income taxes, page 40

1.   We note your response to prior comment three on taxes paid and owed to CRA regarding tax litigation with transfer pricing methodology. Please address the following matters in a written response:

- Clarify the accounting guidance you use to estimate income tax related contingencies;

- Tell us where you have provided the disclosure required by paragraph 88 of IAS 12 which refers you to IAS 37 for contingent assets and liabilities that may arise, from unresolved disputes with taxation authorities;

- Explain whether the tax provision of $73 million includes estimates for income tax related fees and penalties; and,

- Clarify the accounting guidance you use to account for income tax related fees and penalties.

You may contact Steve Lo at 202-551-3394 or Nasreen Mohammed at 202-551-3773 if you have questions regarding these comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining